Exhibit 99.1

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2024

Corporate Head Office

250 – 750 West Pender

Vancouver, BC

V6C 2T7

Page 1 | 23

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

As at June 30, 2024 and March 31, 2024

	June 30, 2024	March 31, 2024

ASSETS

Current
Cash	$515,824	$998,262
Receivables	225,792	146,209
Prepaid expenses and deposits	597,476	340,742
	1,339,092	1,485,213
Non-Current
Prepaid expenses and deposits	16,518	19,231
Exploration and evaluation assets (Note 4)	15,774,855	15,094,413

Total Assets	$17,130,465	$16,598,857

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Notes 4, 5 and 8)	$1,735,480	$1,582,188
Term loans payable (Note 6)	1,138,430	1,138,520
Flow-through premium liability (Note 7)	52,395	11,666
	2,926,305	2,732,374
Non-Current
Derivative liability (Note 7)	481,469	656,946
Total Liabilities	3,407,774	3,389,320

Shareholders' Equity
Capital stock (Note 7)	33,118,761	32,123,613
Subscriptions received (Note 7)	-	105,000
Reserves (Notes 7)	2,663,810	2,462,047
Deficit	(22,059,880)	(21,481,123)
Total Shareholders’ Equity	13,722,691	13,209,537

Total Liabilities and Shareholders’ Equity	$17,130,465	$16,598,857

Nature and of operations and going concern (Note 1)

Subsequent event (Note 12)

Approved and authorized on behalf of the Board on August 13, 2024:

(Signed) “Jason Barnard”	(Signed) “Andrew Lyons”
Jason Barnard, Director	Andrew Lyons, Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

Page 2 | 23

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in Canadian Dollars, except for share and per share amounts)

(Unaudited – Prepared by Management)

For the three months ended June 30, 2024, and 2023

	June 30, 2024	June 30, 2023

Expenses
Consulting (Note 8)	$47,791	$30,581
Investor relations and promotion	536,323	26,041
Management and director fees (Note 8)	166,500	135,000
Office and miscellaneous	76,871	11,295
Professional fees	199,550	331,157
Share-based payments	-	15,787
Transfer agent and filing fees	34,763	39,118
Travel	2,286	4,184

Loss before other items	(1,064,084)	(593,163)
Finance income on sublease	-	936
Foreign exchange (loss) gain	(2,555)	7,085
Change in fair value of derivatives (Note 10)	175,477	-
Gain on forgiveness of debt (Notes 5)	50,200	-
Gain on sublease	-	1,481
Gain (loss) on long-term investment	-	350
Interest expense (Note 6)	(32,415)	(24,867)
Recovery of flow-through premium liability (Note 7)	16,283	-

Net Loss and Comprehensive Loss for the period	$(857,094)	$(608,178)

Basic and diluted loss per common share	$(0.16)	$(0.15)

Weighted average number of common shares outstanding Basic and Diluted	5,382,316	3,975,666

The accompanying notes are an integral part of these condensed consolidated financial statements.

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FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the three months ended June 30, 2024, and 2023

	Number of Shares	Capital Stock	Subscriptions received in advance	Reserves	Deficit	Total Shareholders’ Equity

Balance, March 31, 2023	3,969,617	$26,449,839	$-	$1,806,894	$(17,869,111)	$10,387,622
Shares issued – exploration and evaluation assets (Notes 4 and 7)	23,772	185,600	-	-	-	185,600
Share-based payments (Note 9)	-	-	-	15,787	-	15,787
Loss for the period	-	-	-	-	(608,178)	(608,178)

Balance, June 30, 2023	3,993,389	26,635,439	-	1,822,681	(18,477,289)	9,980,831
Shares issued – exploration and evaluation assets (Notes 4 and 7)	6,128	50,000	-	-	-	50,000
Shares issued – private placements (Note 7)	1,141,592	7,047,668	-	-	-	7,047,668
Warrant premium – on private placements (Note 7)	-	(377,911)		377,911		-
Flow-through premium – on private placements (Note 7)	-	(20,143)	-	-	-	(20,143)
Share issue costs – paid in cash (Note 7)	-	(480,415)	-	-	-	(480,415)
Finder fee warrants – on private placements (Note 7)	-	(280,100)	-	280,100	-	-
Derivative liability (Note 7)	-	(823,597)	-	-	-	(823,597)
Subscriptions received in advance (Note 7)	-	-	105,000	-	-	105,000
Shares issued – options exercised (Note 7)	36,000	184,800	-	(53,400)	-	131,400
Shares issued – for services (Note 7)	30,900	187,872	-	-	-	187,872
Share-based payments (Note 7)	-	-	-	894,913	-	894,913
Transfer of cancelled/forfeited options	-	-	-	(860,158)	860,158	-
Loss for the period	-	-	-	-	(3,863,992)	(3,863,992)

Balance, March 31, 2024	5,208,009	32,123,613	105,000	2,462,047	(21,481,123)	13,209,537
Shares issued – exploration and evaluation assets (Notes 4 and 7)	28,818	100,000	-	-	-	100,000
Shares issued – private placements (Note 7)	247,471	1,455,129	(105,000)	-	-	1,350,129
Warrant premium – on private placements (Note 7)	-	(480,000)	-	480,000	-	-
Flow-through premium – on private placements (Note 7)	-	(57,012)	-	-	-	(57,012)
Share issue costs – paid in cash (Note 7)	-	(22,869)	-	-	-	(22,869)
Finder fee warrants – on private placements (Note 7)	-	(100)	-	100	-	-
Transfer of cancelled/forfeited options	-	-	-	(278,337)	278,337	-
Loss for the period	-	-	-	-	(857,094)	(857,094)

Balance, June 30, 2024	5,484,298	$33,118,761	$-	$2,663,810	$(22,059,880)	$13,722,691

The accompanying notes are an integral part of these condensed consolidated financial statements.

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FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the three months ended June 30, 2024, and 2023

	June 30, 2024	June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Loss and comprehensive loss for the period	$(857,094)	$(608,178)
Item not affecting cash:
Share-based payments	-	15,787
Interest expense	32,415	24,867
Gain on derivative liability	(175,477)	-
Recovery of flow-through premium liability	(16,283)	-
Finance income on sublease	-	(936)
Gain on forgiveness of debt	(50,200)	-
Gain on long-term investment	-	(350)
Changes in non-cash working capital items:
Receivables	(79,583)	(18,135)
Prepaid expenses and deposits	(254,021)	(12,897)
Accounts payable and accrued liabilities	(172,047)	403,112
Loan repayments	-	(16,000)
Net cash used in operating activities	(1,757,290)	(212,730)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation acquisition costs	(140,895)	(187,849)
Exploration and evaluation expenditures	(264,008)	(227,861)
Exploration and evaluation recoveries	200,000	100,000
Receipt of sublease payments	-	16,426
Net cash used in investing activities	(204,903)	(299,284)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placements	1,350,129	-
Share issue costs	(22,869)	-
Short-term loan interest paid	(32,505)	-
Repayment of lease obligations	-	(17,907)
Net cash provided by financing activities	1,294,755	(17,907)

Change in cash for the period	(482,438)	(529,921)
Cash, beginning of year	998,262	574,587

Cash, end of period	$515,824	$44,666

Cash paid for interest	$32,505	$16,000
Cash paid for tax	$-	$-

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (Note 11)

The accompanying notes are an integral part of these condensed consolidated financial statements.

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FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Foremost Lithium Resource & Technology Ltd. (the "Company") which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT and on the NASDAQ Capital Market (“NASDAQ”) under the symbols FMST and FMSTW. The Company’s head office is located at 250 – 750 West Pender Street, Vancouver, BC, V6C 2T7.

On July 5, 2023, the Company consolidated its common shares on the basis of fifty (50) pre-consolidation common shares for one (1) post-consolidation common share. All shares, warrants and stock options in these consolidated financial statements are on post consolidated basis.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2024, the Company has had significant losses resulting in a deficit of $22,059,880 (March 31, 2024 - $21,481,123). As at June 30, 2023, the Company also had a working capital deficiency of $1,587,213 (March 31, 2024 - $1,247,161). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). Accordingly, they do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2024, which have been prepared in accordance with IFRS as issued by IASB and IFRIC. These condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

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FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

2.	BASIS OF PRESENTATION

a)	Basis of measurement

They have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss or fair value through other comprehensive loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these condensed consolidated financial statements are based on IFRS issued and effective as of June 30, 2024. The Board of Directors approved these consolidated financial statements for issue on August 13, 2024.

b)	Principles of consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary listed in the following table:

	Country of Incorporation	Principal Activity

Sierra Gold & Silver Ltd	USA	Holding Company

3.	MATERIAL ACCOUNTING POLICIES

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements as at March 31, 2024. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2024.

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FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	EXPLORATION AND EVALUATION ASSETS

During the Periods ended June 30, 2024, and March 31, 2024, the following expenditures were incurred on the exploration and evaluation of the Company’s assets:

	Zoro Property	Grass River Property	Peg North Property	Winston Property	Jean Lake Property	Jol Lithium Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2024	$1,909,407	$45,255	$400,000	$1,338,793	$250,000	$11,730	$127,153	$4,082,338
Cash	-	-	100,000	40,895	-	-	-	140,895
Shares	-	-	100,000	-	-	-	-	100,000
Balance, June 30, 2024	1,909,407	45,255	600,000	1,379,688	250,000	11,730	127,153	4,323,233

Exploration costs
Balance, March 31, 2024	6,552,532	680,016	849,406	419,233	2,465,023	45,865	-	11,012,075
Assay	27,236	-	-	-	-	-	-	27,236
Geological, consulting, and Other	596,910	-	3,909	-	8,492	3,000	-	612,311
Exploration cost recovery	(300,000)	-	-	-	100,000	-	-	(200,000)
Balance, June 30, 2024	6,876,678	680,016	853,315	419,233	2,573,515	48,865	-	11,451,622

Total Balance – June 30, 2024	$8,786,085	$725,271	$1,453,315	$1,798,921	$2,823,515	$60,595	$127,153	$15,774,855

	Zoro Property	Grass River Property	Peg North Property	Winston Property	Jean Lake Property	Jol Lithium Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2023	$1,909,407	$43,500	$200,000	$1,334,548	$150,000	$10,454	$-	$3,647,909
Cash	-	1,755	100,000	4,245	50,000	1,276	41,553	198,829
Shares	-	-	100,000	-	50,000	-	85,600	235,600
Balance, March 31, 2024	1,909,407	45,255	400,000	1,338,793	250,000	11,730	127,153	4,082,338

Exploration costs
Balance, March 31, 2023	4,653,559	596,124	660,472	371,909	2,509,453	38,365	-	8,829,882
Assay	-	-	15,188	-	2,669	-	-	17,857
Geological, consulting, and Other	1,898,973	83,892	173,746	47,324	152,901	7,500	-	2,364,336
Exploration cost recovery	-	-	-	-	(200,000)	-	-	(200,000)
Balance, March 31, 2024	6,552,532	680,016	849,406	419,233	2,465,023	45,865	-	11,012,075

Total Balance – March 31, 2024	$8,461,939	$725,271	$1,249,406	$1,758,026	$2,715,023	$57,595	$127,153	$15,094,413

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FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Zoro Property

Zoro I Agreement

On April 28, 2017, the Company earned a 100% interest in the Zoro I Claim in the Snow Lake area in Manitoba by paying a total of $150,000 in cash and by issuing $635,000 in shares (140,000 shares issued).

In addition, during the year ended March 31, 2017, the Company issued 20,000 common shares to an arm’s length party at a fair value of $135,000 as a finder’s fee on the Zoro I Claim option agreement.

Strider Agreement

On August 19, 2019, the Company earned a 100% interest in and to all lithium-bearing pegmatites and lithium related minerals in the Zoro North property located near Snow Lake, Manitoba, subject to a 2% net smelter return royalty (“NSR”), by paying a total of $250,000 in cash, by issuing $250,000 in shares (52,656 shares issued) and by incurring $1,000,000 in exploration expenditures.

The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, by making a $1,000,000 cash payment, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on this property.

During the option period, the Company will be solely responsible for carrying out and administering all exploration, development and mining work on the property and for maintaining the property in good standing.

Green Bay Agreement

On September 13, 2019, the Company earned a 100% interest in and to all lithium-bearing pegmatites and lithium related minerals in the Green Bay Claims in Manitoba by paying $250,000 in cash and by issuing $250,000 in shares (54,494 shares issued).

The property is subject to a 2% NSR. The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, from Strider Resources Limited (“Strider”), by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property.

During the option period, the Company is responsible for carrying out and administering all exploration, development and mining work on the property and for maintaining the property in good standing.

The Company announced on January 4, 2024, to be the recipient of a $300,000 grant from the Manitoba Government for the Zoro Lithium Property to fund further exploration and development. During the year ended March 31, 2024, the Company received $100,000 of the $300,000 grant. The remaining $200,000 grant was received during the period ended June 30, 2024.

Grass River Property

During the year ended March 31, 2022, and March 31, 2023, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba. During the period ended June 30, 2024, the Company incurred $Nil (March 31, 2024 - $1,755) in claim filing fees.

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FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Peg North Property

During the year ended March 31, 2023, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba. Under the terms of the option agreement (the "First Option"), in consideration for making aggregate cash payments of $750,000, issuing Strider Resources common shares having an aggregate value of $750,000, and incurring an aggregate of $3,000,000 in exploration expenditures on or before the fifth anniversary, the Company has the right to acquire a 100% interest in the Peg North Claims, subject only to a 2% net smelter return royalty granted to Strider (the "NSR"). The obligations under the First Option can be considered fulfilled under the terms as outlined in the schedule below:

a)	cash payments of $750,000 as follows:

i)	a cash payment of $100,000 on or before June 23, 2022 (paid);

ii)	a cash payment of $100,000 on or before June 28, 2023 (paid);

iii)	a cash payment of $100,000 on or before June 28, 2024 (paid);

iv)	a cash payment of $150,000 on or before June 28, 2025;

v)	a cash payment of $150,000 on or before June 28 2026;

vi)	a cash payment of $150,000 on or before June 28, 2027; and

b)	the issuance of $750,000 in shares of the Company as follows:

i)	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);

ii)	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);

iii)	the issuance of $100,000 in common shares on or before June 28, 2024 (issued 28,818 shares);

iv)	the issuance of $150,000 in common shares on or before June 28, 2025;

v)	the issuance of $150,000 in common shares on or before June 28, 2026;

vi)	the issuance of $150,000 in common shares on or before June 28, 2027; and

c)	Incurring exploration expenditures totaling $3,000,000 (incurred $853,315 as at June 30, 2024; incurred $849,406 as of March 31, 2024) due on or before June 9, 2027.

Provided that the First Option has been exercised, the Company may purchase from Strider one half (1%) of the NSR for a cash payment of $1.5 million (the “Second Option”) at any time prior to commencement of commercial production.

Winston Property

In October 2014, the Company entered into an option agreement with Redline Minerals Inc. and its US subsidiaries (collectively, the “Optionors”) to acquire up to an 80% interest in 102 unpatented lode mining claims in the Winston Property, in addition to the four Little Granite Gold Claims (“Little Granite”) and Ivanhoe and Emporia claims (“Ivanhoe/Emporia”). In April 2017, the Company, through its US subsidiary Sierra Gold & Silver Ltd., entered into a definitive purchase agreement with the Optionors to acquire all of the Optionors’ rights, title and interest in and to the Winston Property. The terms of this agreement closed on May 17, 2017, thereby extinguishing any remaining obligations to Redline Minerals Inc. and its US subsidiaries. For the total consideration of the Winston Property, the Company paid the Optionors an aggregate of $240,000 and issued 88,000 Common Shares valued at $341,500.

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FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Winston Property (Continued)

Ivanhoe/Emporia claims

In accordance with the terms and conditions of the underlying Ivanhoe/Emporia purchase agreement, the Optionors agreed to sell and convey Ivanhoe/Emporia Claims for the purchase price of $500,000 USD of which $361,375 USD remained due owing to the Robert Howe Educational Trust (“RHET”) upon closing on May 17, 2017. The Buyer agreed to pay RHET a monthly a royalty equal to the greater of the Minimum Monthly Royalty or Production Royalty determined in accordance with the following table:

Ivanhoe / Emporia - Royalty Schedule
Monthly Average	Minimum	Production
Silver Price/oz	Monthly Royalty	Royalty %
Less than $5.00	$125	3%
$5.00 -$6.99	$250	4%
$7.00-8.99	$500	5%
$9.00-10.99	$1,000	6%
$11.00-$14.99	$1,500	7%
$15 or greater	$2,000	8%

All royalty payments made to RHET under the Minimum Monthly Royalty or Production Royalty of the agreement will be credited upon the purchase price. As of June 30, 2024, past payments totaling $216,855 USD (March 31, 2024 - $201,535 USD) have been applied against the $500,000 USD purchase price. The remaining purchase price of $283,645 USD (March 31, 2024 - $298,465 USD) may be satisfied in the form of ongoing advance royalty payments or lump-sum payment to finalize the property purchase. The accrued minimum monthly royalty payments outstanding as of June 30, 2024, totals $248,645 USD (March 31, 2024 - $222,975 USD). Only the permanent production royalty of 2% of NSR on all ore mined on the Ivanhoe and Emporia lode claims, will remain as an encumbrance after the property has been purchased.

Little Granite Claims

In accordance with the terms and conditions of the underlying Little Granite purchase agreement, the Optionors agreed to sell and convey Little Granite for the purchase price of $500,000 USD of which $434,000 USD remained due owing.to the Silver Rose Corporation (“Silver Rose”) upon closing on May 17, 2017. In October 2022, the Company successfully negotiated the final cash payment required to exercise its option on these Claims down to $75,000 USD, through the issuance a non-interest-bearing promissory note to the arm’s length vendor during the year ended March 31, 2023. The promissory note was due on October 15, 2023, and was fully paid during the year ended March 31, 2024. The Little Granite Property was acquired for an aggregate consideration of $186,000 USD, versus aggregate consideration of $434,000 USD under the original terms. There are no encumbrances on the 4 unpatented Little Granite lode claims.

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FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Jean Lake Property

On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. to acquire a 100% interest in the Jean Lake lithium-gold project located in Manitoba.

The option agreement provides that in order for the Company to earn a 100% interest in the project it is required to make the following cash payments and share issuances to Mount Morgan Resources Ltd. and incur the following project exploration expenditures as follows:

a)	pay $25,000 in cash (paid) and issue common shares of the Company having a value of $25,000 (5,000 shares issued) on or before August 1, 2021;
b)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,704 shares issued) and incur $50,000 in exploration expenditures (incurred) on or before July 30, 2022;
c)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,128 shares issued) and incur $100,000 (accumulated) in exploration expenditures (incurred) by July 30, 2023;
d)	pay $50,000 in cash (paid subsequent to June 30, 2024), issue $50,000 in common shares (6,128 shares issued subsequent to June 30, 2024) and incur $150,000 (accumulated) in exploration expenditures (incurred) by July 30, 2024; and
e)	pay $75,000 in cash, issue $75,000 in common shares and incur $200,000 (accumulated) in exploration expenditures (incurred) by July 30, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan Resources Ltd. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

During the year ended March 31, 2023, the Company received $200,000 from a $300,000 grant it was awarded from the Manitoba Government for exploration and development work on the Jean Lake Property. The remaining $100,000 was received during the year ended March 31, 2024.

Lac Simard Property

During the year ended March 31, 2024, the Company entered into an agreement, and earned a 100% interest in, the Lac Simard South property located in Quebec by paying $35,000 (paid) and issuing 10,700 common shares (issued and valued at $85,600). Additional costs as at June 30, 2024 included transfer fees of $Nil (March 31, 2024 - $6,553). The Company also has additional mineral claims within the area of this property.

Jol Lithium Property

During the year ended March 31, 2023, the Company entered into an agreement and acquired a 100% interest in the MB3530 claim located in the Snow Lake area of Manitoba. To earn the interest, the Company paid $8,000 and issued $2,454 in shares (364 shares issued). During the period ended June 30, 2024, the Company incurred $Nil (March 31, 2024 - $1,276) in claim filing fees. The property is subject to a 2% NSR.

Page 12 | 23

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	June 30, 2024	March 31, 2024

Trade payables	$1,232,541	$1,101,757
Advance royalty payable	337,086	301,967
Accrued liabilities	105,034	91,484
Due to related parties (Note 8)	60,819	86,980

Trade payables	$1,735,480	$1,582,188

During the period ended June 30, 2024, the Company wrote-off $50,200 (March 31, 2024 - $Nil) in accrued liabilities resulting in a gain on forgiveness of debt of $50,200 (March 31, 2024 - $Nil).

6.	TERM LOANS PAYABLE

	June 30, 2024	March 31, 2024

Loan payable on demand, unsecured with 10% interest per annum and no fixed term	$5,000	$5,000
Loan payable on May 10, 2025, secured, with 11.35% interest per annum	1,133,430	1,133,520

Total payable	$1,138,430	$1,138,520
Short-term portion	1,138,430	1,138,520
Long-term portion	$-	$-

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company. The Loan accrues interest at a rate of 11.35% (amended on May 1, 2023, from 8.35%), payable monthly, and matures on May 10, 2025 (amended on May 1, 2023, from May 10, 2023, to May 10, 2024, and then further amended on April 26, 2024, from May 10, 2024 to May 10, 2025). The Loan is secured against all of the assets of the Company. The Company incurred and paid an aggregate of $32,505 in interest on the Loan during the period ended June 30, 2024 (March 31, 2024 - $126,606).

Page 13 | 23

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES

Authorized capital stock

Unlimited number of common shares without par value

Issued capital stock

All issued shares are fully paid.

During the period ended June 30, 2024, the Company:

a)	closed on Tranche 2 on a non-brokered private placement issuing 247,471 flow-through units (“FT Units”) at $5.88 per FT Unit for gross proceeds of $1,455,129 (of which $105,000 was received in March 2024 as subscriptions received in advance). The FT Units are comprised of one flow-through common share and one non-flow-through common share purchase warrant (each, a “Warrant”), entitling the holder to purchase additional common shares at an exercise price of $4.00 per Warrant. If at any time, the volume-weighted average trading price of the common shares on the CSE trades on or above $6.00 for 14 consecutive trading days, the Company may elect to accelerate the expiry date of the Warrants by giving notice to the holders, by way of a news release, that the Warrants will expire 30 calendar days following the date of such notice. The Company also paid a cash finder’s fees of $175 on the financing and issued 51 finder’s warrants, (“Finders Warrants”) (valued at $100), entitling the holder to purchase one common share at a price of $3.40 per share. All Warrants and Finder’s Warrants are exercisable for a period of 24 months from the date of issuance expiring April 29, 2026. All securities issued under the second tranche of will be subject to a hold period of four months and one day from the date of issuance. . The Company also incurred legal and filing fees of $22,869 on the private placement. Each Finder’s warrant entitles the holder to purchase one common share at a price of $3.40 for a two-year period. All of the securities issued under the first tranche of the Offering will be subject to a hold period of four months and one day from the date of issuance expiring on August 29, 2024. A value of $57,012 was attributed to the flow-through premium liability and $480,000 was allocated to reserves in connection with the financing. The Company is committed to incur a total of $1,455,129 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025. As at June 30, 2024, the Company has spent $117,839 in qualifying CEE.
b)	issued 28,818 common shares at a value of $100,000 as part of the annual payment due under the Peg North Property option agreement (see Note 4).

During the year ended March 31, 2024, the Company:

a)	closed an underwritten public offering in the United States (the “Offering”). The Company sold 800,000 units, each consisting of one common share and one warrant to purchase one common share, at a public offering price of $6.77 (USD $5.00) per unit. The warrants are exercisable into common shares at a price of USD $6.25 for five years. As the warrants are denominated in a currency other than the functional currency, the Company recognized a derivative liability valued at $823,597 associated with the warrants. As at March 31, 2024, the Company revalued the derivative liability at $656,946 resulting in an unrealized gain on change in fair value of warrants of $166,651 through profit or loss for the period ended March 31, 2024. It was estimated using a Level 1 fair value measurement. The aggregate gross proceeds to the Company from the Offering were $5,418,400 (USD $4,000,000), before deducting underwriting discounts of $387,416 (USD $286,000) and offering expenses. The Company also issued 40,000 underwriter’s warrants (valued at $270,400). All securities issued are free from any resale restrictions under applicable Canadian and United States securities laws. The common shares and unit warrants sold in the Offering began trading on NASDAQ under the symbols FMST and FMSTW, respectively, on August 22, 2023;

Page 14 | 23

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

b)	closed Tranche 1 of 2 on a non-brokered private placement issuing 188,651 flow-through units consisting of one flow-through common share and one non-flow-through share purchase warrant at $5.88 per unit for gross proceeds of $1,109,268 and 152,941 non-flow-through units consisting of one non-flow-through common share and one non-flow-through share purchase warrant at $3.40 per unit for gross proceeds of $520,000. The warrants are exercisable into common shares at a price of $4.00 until March 13, 2026. The Warrants will be subject to an accelerated expiry, if, at any time following the date of issuance, the volume weighted average trading price of the Shares on the Canadian Securities Exchange is or exceeds $6.00 for any 14 consecutive trading days, the Company may elect to accelerate the expiry date of the Warrants and NFT Warrants by giving notice to the holders, by way of a news release, that the Warrants and NFT Warrants will expire 30 calendar days following the date of such notice. In connection with the first tranche closing, cash finder’s fees of $11,134 were paid on the financings and the Company issued 3,274 share purchase finders warrants (valued at $9,700). Each Finder’s warrant entitles the holder to purchase one common share at a price of $3.40 for a two-year period. All of the securities issued under the first tranche of the Offering will be subject to a hold period of four months and one day from the date of issuance expiring on July 14, 2024. A value of $20,143 was attributed to the flow-through premium liability and $377,911 was allocated to reserves in connection with the financing. The Company is committed to incur a total of $1,109,268 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025. As at June 30, 2024 the Company had spent the required $1,109,268 in qualifying CEE.
c)	issued 10,700 common shares at a value of $85,600 as part of the acquisition payments for the Lac Simard South option agreement (see Note 4);
d)	issued 13,072 common shares at a value of $100,000 as part of the acquisition payments for the Peg North option agreement (see Note 4);
e)	issued 6,128 common shares at a value of $50,000 as part of the acquisition payments for the Jean Lake option agreement (see Note 4);
f)	issued 30,900 common shares at a value of $187,872 to a non-related consulting firm for services; and
g)	issued 36,000 common shares upon exercise of options for gross proceeds of $131,400, resulting in a reallocation of share-based reserves of $53,400 from reserves to share capital. The weighted average share price on the date of the option exercises was $4.95.

Stock Incentive Plan:

The Board of Directors adopted the Company’s 2023 Stock Incentive Plan under which allows the Company to grant equity-based incentive awards (each, an “Award”) in the form of stock options (“Options”), restricted stock units (“RSUs”), preferred stock units (“PSUs”) and deferred stock units (“DSUs”) to executive, officers, directors, employees, and consultants. The Stock Incentive Plan was ratified by shareholders at the AGSM on January 25, 2024, and is a fixed number share plan providing an aggregate maximum number of common shares that may be issued upon the exercise or settlement of Awards granted under the plan, not to exceed 850,000 common shares, subject to the adjustment provisions provided within the plan.

Stock Options:

Under the policies of the Canadian Securities Exchange, which the Company follows, the exercise price of each option may not be less than the market price of the Company’s stock as calculated on the day before the date of grant. The options can be granted for a maximum term of ten years.

During the period ended June 30, 2024, the Company:

a)	granted Nil Stock options;

Page 15 | 23

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

During the year ended March 31, 2024, the Company:

a)	granted a stock options for 17,500 shares to a consultant of the Company. The option is exercisable at $5.65 per share for three years with an estimated fair value of $60,200 and vests immediately;
b)	granted stock options for an aggregate of 40,000 shares to directors and a consultant of the Company. The options are exercisable at $6.60 per share for three years with an estimated fair value of $173,500 and vest immediately;
c)	granted stock options for an aggregate of 85,000 shares to officers of the Company. The options are exercisable at $6.60 per share for five years with an estimated fair value of $445,500 and vest immediately;
d)	granted a stock option for 36,000 shares to a consultant of the Company. The option is exercisable at $3.65 per share for one year with an estimated fair value of $53,400 and vests immediately;
e)	granted a stock option for 20,000 shares to a director of the Company. The option is exercisable at $5.47 per share for three years with an estimated fair value of $75,500 and vests immediately;
f)	granted a stock option for 20,000 shares to an officer of the Company. The option is exercisable at $3.98 per share for five years with an estimated fair value of $66,600 and vests immediately;
g)	granted a stock option for 20,000 shares to a consultant of the Company. The option is exercisable at $3.30 per share for two years with an estimated fair value of $66,600 and vests immediately;
h)	had 36,000 stock options exercised by issuing 36,000 shares for proceeds of $131,400; and
i)	had 80,300 stock options that expired or were forfeited, resulting in a reallocation of share-based reserves of $860,158 from reserves to deficit.

Stock option transactions for the period ended June 30, 2024, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2024	Granted	Exercised	Forfeited / Expired	Balance June 30, 2024	Exercisable

March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	20,000	-	-	-	20,000	20,000
September 6, 2025	$13.75	8,000	-	-	-	8,000	8,000
November 20, 2025	$4.00	6,000	-	-	-	6,000	6,000
December 2, 2025	$9.00	62,000	-	-	(20,000)	42,000	42,000
December 13, 2025	$9.50	21,000	-	-	-	21,000	21,000
March 26, 2026	$3.30	20,000	-	-	-	20,000	20,000
August 25, 2026	$5.65	17,500	-	-	-	17,500	17,500
September 6, 2026	$6.60	40,000	-	-	-	40,000	40,000
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 4, 2026	$5.47	20,000	-	-	-	20,000	20,000
September 6, 2028	$6.60	85,000	-	-	(32,500)	52,500	52,500
February 15, 2029	$3.98	20,000	-	-	-	20,000	20,000

Total		333,500	-	(-)	(52,500)	281,000	281,000

Weighted average exercise price		$7.38	$-	$-	$7.51	$7.36	$7.36

Weighted average remaining life (years)		$2.61				2.33

Page 16 | 23

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

Stock option transactions for the year ended March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024	Exercisable

March 1, 2024	$16.50	15,000	-	-	(15,000)	-	-
November 14, 2024	$3.65	-	36,000	(36,000)	-	-	-
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	20,000	-	-	-	20,000	20,000
September 6, 2025	$13.75	8,000	-	-	-	8,000	8,000
November 20, 2025	$4.00	6,000	-	-	-	6,000	6,000
December 2, 2025	$9.00	62,000	-	-	-	62,000	62,000
December 13, 2025	$9.50	31,000	-	-	(10,000)	21,000	21,000
January 15, 2026	$7.25	35,300	-	-	(35,300)	-	-
March 26, 2026	$3.30	-	20,000	-	-	20,000	20,000
August 25, 2026	$5.65	-	17,500	-	-	17,500	17,500
September 6, 2026	$6.60	-	40,000	-	-	40,000	40,000
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 4, 2026	$5.47	-	20,000	-	-	20,000	20,000
February 16, 2027	$17.50	20,000	-	-	(20,000)	-	-
September 6, 2028	$6.60	-	85,000	-	-	85,000	85,000
February 15, 2029	$3.98	-	20,000	-	-	20,000	20,000
	$-	-	-	-	-	-	-

Total		211,300	238,500	(36,000)	(80,300)	333,500	333,500

Weighted average exercise price		$10.81	$5.87	$4.70	$9.95	$7.38	$7.38

Weighted average remaining life (years)		$2.57				2.61

The average market price of the 36,000 options exercised was $4.95 per share.

The fair value of stock options was calculated using the Black-Scholes option pricing model with the following weighted average assumptions.

March 31, 2024

Fair value per option	$5.42
Exercise price	$5.49
Expected life (years)	3.50
Interest rate	4.17%
Annualized volatility (based on historical volatility)	108%
Dividend yield	0.00%

Page 17 | 23

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

Performance Stock Options:

During the period ended June 30, 2024, the Company recorded $Nil (March 31, 2024 - $Nil) as share-based compensation. The 15,000 performance-based stock option expired during the year ended March 31, 2024.

Performance stock option transactions for the year ended June 30, 2024 and March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024 and June 30, 2024	Exercisable

March 31, 2024	$14.25	15,000	-	-	(15,000)	-	-

Total		15,000	-	-	(15,000)	-	-

Weighted average exercise price		$14.25	$-	$-	$14.25	$-	$-

Weighted average remaining life (years)						-

Warrants:

A continuity of the warrants granted for the period ended June 30, 2024, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2024	Granted	Exercised	Forfeited / Expired	Balance June 30, 2024

August 24, 2028	$	USD 6.25	800,000	-	-	-	800,000
March 13, 2026		$4.00	341,592	-	-	-	341,592
April 29, 2026		$4.00	-	247,471	-	-	247,471

Total			1,141,592	247,471	-	-	1,389,063

Weighted average exercise price			$5.58	$4.00	$-	$-	$5.30

Weighted average remaining life (years)			3.67				3.14

The company records warrants with an exercise price that is in a currency that is different from the functional currency as a derivative liability. Any gains or losses are recorded in the consolidated statements of comprehensive loss as they relate to the issue of warrants recorded on the Company’s balance sheet as a derivative liability measured at FVTPL.

The fair value of the 800,000 transferrable warrants ($823,597) issued on August 24, 2023, are quoted on the NASDAQ  . The warrant derivative liability was calculated using following assumptions:

	As at June 30, 2024	As at March 31, 2024	At grant date August 24, 2023

Number of warrants outstanding	800,000	800,000	800,000
Warrant price at valuation date	$0.44 USD	$0.61 USD	$0.76 USD
Exchange rate	1.36781	1.35397	1.35460
Fair value of warrants outstanding (derivative liability)	$481,469	$656,946	$823,597

Page 18 | 23

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

A continuity of the warrants granted for the year ended March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024

December 2, 2023		$6.50	24,000	-	-	(24,000)	-
August 24, 2028	$	USD 6.25	-	800,000	-	-	800,000
March 13, 2026		$4.00	-	341,592	-	-	341,592

Total			24,000	1,141,592	-	(24,000)	1,141,592

Weighted average exercise price			$6.50	$5.58	$-	$6.50	$5.58

Weighted average remaining life (years)			0.67				3.67

The fair value of the $480,000 (on 247,471 warrants) and $377,911 (on 341,592 warrants) were allocated to reserves and calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	June 30, 2024	March 31, 2024

Fair value per option	$3.71	$3.77
Exercise price	$4.00	$4.00
Expected life (years)	2.00	2.00
Interest rate	4.30%	3.50%
Annualized volatility (based on historical volatility)	100.90%	110.96%
Dividend yield	0.00%	0.00%

Agent warrants:

During the period ended June 30, 2024, the Company issued 51 warrants to certain underwriters/agents in connection with private placement financings which are subject to cashless exercise. A continuity of the agent warrants granted is as follows:

Expiry Date	Exercise Price		Balance March 31, 2024	Granted	Exercised	Cancelled / Expired	Balance March 31, 2024

July 19, 2024		$10.00	5,765	-	-	-	5,765
August 21, 2028	$	USD 6.25	40,000	-	-	-	40,000
March 13, 2026		$3.40	3,274	-	-	-	3,274
April 29, 2026		$3.40	-	51	-	-	51

Total			49,039	51	-	-	49,090

Weighted average exercise price			$6.50	$3.40	$-	$-	$6.49

Weighted average remaining life (years)			2.94				3.51

Page 19 | 23

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

Agent warrants:

During the period ended March 31, 2024, the Company issued 40,000 warrants to certain underwriters/agents in connection with private placement financings which are subject to cashless exercise. A continuity of the agent warrants granted is as follows:

Expiry Date	Exercise Price		Balance March 31, 2023	Granted		Exercised	Cancelled / Expired	Balance March 31, 2024

July 19, 2024		$10.00	5,765		-	-	-	5,765
August 21, 2028	$	USD 6.25	-		40,000	-	-	40,000
March 13, 2026		$3.40	-		3,274	-	-	3,274

Total			5,765		43,274	-	-	49,039

Weighted average exercise price			$10.00	$ $	USD 6.25 CAD 3.40	$-	$-	$6.50

Weighted average remaining life (years)								2.94

The fair value of agent warrants was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	June 30, 2024	March 31, 2024

Fair value per option	$1.96	$7.95
Exercise price	$3.40	$8.09
Expected life (years)	2.00	4.78
Interest rate	4.30%	4.09%
Annualized volatility (based on historical volatility)	100.9%	113.0%
Dividend yield	0.00%	0.00%

8.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration of directors and other members of key management personnel during the periods ended June 30, 2024, and 2023 was as follows:

	Management fees	Consulting fees	Share-based payments	Total

Period ended June 30, 2024
Current and former directors, officers and companies controlled by them	$166,500	$-	$-	$166,500

Period ended June 30, 2023
Current and former directors, officers and companies controlled by them	$105,000	$30,000	$-	$135,000

Page 20 | 23

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	RELATED PARTY TRANSACTIONS (Continued)

Additionally, please refer to Note 6 on the short-term related party Loan payable.

The amounts due to related parties included in accounts payable and accrued liabilities are unsecured, non-interest bearing, and have no specific terms of repayment, and are as follows:

	June 30, 2024	March 31, 2024

Current and former directors, officers and companies controlled by them	$60,819	$86,980

9.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	June 30, 2024	March 31, 2024

Exploration and evaluation assets:
Canada	$13,975,934	$13,336,387
United States	1,766,278	1,758,026

	$15,742,212	$15,094,413

10.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from the year ended March 31, 2024.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

Page 21 | 23

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	FINANCIAL RISK MANAGEMENT (Continued)

The fair value of the Company’s derivative liability was calculated using Level 1 inputs.

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash and GST amounts receivable. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions and management believes it has no significant credit risk..

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2024, the Company had a cash balance of $515,824 (March 31, 2024 - $998,262) to settle current liabilities of $2,926,3052 (March 31, 2024 - $2,732,374). All of the Company’s financial liabilities, except only certain loans payable, have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company does not have material net assets held in a foreign currency.

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FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	FINANCIAL RISK MANAGEMENT (Continued)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company does not currently generate revenue so has limited exposure to price risk.

11.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the period ended June 30, 2024, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $1,045,607 related to exploration and evaluation assets;
b)	issued 28,818 common shares at a value of $100,000 for the acquisition of exploration and evaluation assets.
c)	issued 51 agent warrants valued at $100 for the private placement.

During the year ended March 31, 2024, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $670,068 related to exploration and evaluation assets;
b)	issued 29,900 common shares with a fair value of $235,600 for the acquisition of exploration and evaluation assets;
c)	issued 40,000 underwriter/agent warrants valued at $270,400 for the public Offering in the United States; and
d)	issued 30,900 common shares at a value of $187,872 to non-related consulting firm for services.

12.	SUBSEQUENT EVENT

On July 15, 2024, the Company paid $50,000 and on July 16, 2024 issued 12,106 common shares at a value of $50,000 as part of the acquisition payments for the Jean Lake option agreement (see Note 4).

On July 31, 2024, issued 36,000 options to MZHCI LLC at an exercise price of CAD $3.91 or (USD $2.84) fully vested with a five year expiration date

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